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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                        AMENDMENT NO. 4 TO SCHEDULE 13E-3
                                (FINAL AMENDMENT)

                         FIRST SOUTHERN BANCSHARES, INC.
                              (Name of the Issuer)

                         FIRST SOUTHERN BANCSHARES, INC.
                                 JAMES E. BISHOP
                                  ROBERT WALKER
                                 J. ACKER ROGERS
                                 STEVE MCKINNEY
                                 B. JACK JOHNSON
                                 S. GREG BEADLE
                              RODERICK V. SCHLOSSER
                                DENNIS W. MORGAN
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    33645B107
                                    ---------
                      (CUSIP Number of Class of Securities)

                                 B. JACK JOHNSON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         FIRST SOUTHERN BANCSHARES, INC.
                             102 SOUTH COURT STREET
                             FLORENCE, ALABAMA 35630
                                 (256) 764-7131
     (Name, Address and Telephone Number of Person(s) Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With Copies To:
                            VICTOR L. CANGELOSI, ESQ.
                             EDWARD G. OLIFER, ESQ.
                          MULDOON MURPHY & AGUGGIA LLP
                            5101 WISCONSIN AVE., N.W.
                             WASHINGTON, D.C. 20016
                                 (202) 362-0840

     This statement is filed in connection with (check the appropriate box):

a.   [ ]    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.
b.   [ ]    The filing of a registration statement under the Securities Act of 1933.
c.   [ ]    A tender offer.
d.   [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


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                            CALCULATION OF FILING FEE

Transaction Valuation (*)           Amount of Filing Fee
-------------------------           --------------------

$498,000                            $249.00(1)

(*) Based upon maximum proposed number of shares to be cashed out in the merger of 332,000 shares of common stock at $1.50 per share.
(1)   Previously paid.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid:       $249.00

      Form or Registration No.:     Schedule 14A

      Filing Party:                 First Southern Bancshares, Inc.

      Date Filed:                   October 4, 2004, as amended on November 12,
                                    2004 and November 24, 2004


                                  INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by First Southern Bancshares, Inc., a Delaware corporation ("First Southern" or the "Company"), and James E. Bishop, Robert Walker, J. Acker Rogers, Steve McKinney, B. Jack Johnson, S. Greg Beadle, Roderick V. Schlosser and Dennis W. Morgan (collectively, the "Individuals"), who are the directors and executive officers of the Company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of September 10, 2004 (the "Merger Agreement"), by and between the Company and First Southern Merger Corp. (the "Merger Corp."), a Delaware corporation. The Merger Corp. is not a filing party to this Amendment No. 4 to Schedule 13E-3 because it was merged with and into the Company, with the Company as the surviving entity, effective January 31, 2005.

This Amendment No. 4 to Schedule 13E-3 is being filed as a final amendment to
Schedule 13E-3 to report the results of the Rule 13E-3 transaction described herein pursuant to the requirements of the Securities Exchange Act of 1934, as amended. At a special meeting of stockholders of the Company held on January 20, 2005, the stockholders adopted and approved the Merger Agreement. The Company and the Merger Corp. have filed a Certificate of Merger with the Office of the Secretary of State of Delaware providing for the merger to become effective at 11:59 p.m., Eastern Standard Time, on January 31, 2005 (the "Effective Time"). As a result of the merger, each share of Company common stock, par value $0.01 per share (the " Company Common Stock"), held by a stockholder who as of the Effective Time owned fewer than 2,000 shares of Company common stock was converted into the right to receive $1.50 per share in cash from the Company. Each share of Company Common Stock held by a stockholder who as of the Effective Time owned 2,000 or more shares of Company Common Stock was unaffected by the merger and remains issued and outstanding. As a result of the merger, there are fewer than 300



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stockholders of record of the Company Common Stock. On February 1, 2005, the
Company filed a Form 15 with the SEC to provide notice of termination of registration of the Company Common Stock

The Company issued a press release on February 1, 2005 announcing the consummation of the merger. A copy of the press release is attached as an exhibit to the Form 8-K filed by the Company on February 1, 2005.

On December 17, 2004, the Company filed a definitive proxy statement (including annexes, the "Proxy Statement") with the SEC under regulation 14A of the Securities Exchange Act of 1934, as amended. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item in this Schedule 13E-3. The information contained in the Proxy Statement is hereby expressly incorporated by reference and the responses to each item in this
Schedule 13E-3 are qualified in their entirely by the information contained in the Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company and all information concerning the Individuals has been supplied by the Individuals.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.


Item 5 is hereby amended and supplemented as follows:

ITEM 5. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

Item 1005

(b) SIGNIFICANT CORPORATE EVENTS. At the special meeting of stockholders held on January 20, 2005, the stockholders of the Company voted to approve the Merger Agreement. The Merger Agreement was approved by the holders of approximately 66.4% of the shares of Company Common Stock issued and outstanding as of December 8, 2004, the voting record date for the special meeting. A Certificate of Merger has been filed with the Office of the Secretary of State of Delaware for the merger to become effective as of the Effective Time. The Company has made arrangements with Registrar and Transfer Company, as exchange agent, to send to the holders of Company Common Stock as of the Effective Time a letter of transmittal instructing eligible stockholders on the procedures for surrendering their stock certificates and receiving payment for their shares of Company Common Stock. On February 1, 2005, the Company filed a Form 15 with the SEC to provide notice of termination of registration of the Company Common Stock.

Item 6 is hereby amended and supplemented as follows:

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 1006

(c)    PLANS. The merger was consummated on January 31, 2005.



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ITEM 16.   EXHIBITS.

(a)(1) Definitive Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on December 17, 2004. (1)

(c)(1) Form of opinion of Alex Sheshunoff & Co. (included as Annex B to the Company's Proxy Statement) (1).

(c)(2)  Valuation Report of Alex Sheshunoff & Co., dated April 5, 2004.(1)

(c)(3)  Valuation Report of Alex Sheshunoff & Co., dated April 19, 2004.(1)

(c)(4) Presentation of Mercer Capital Management, Inc., dated August 16, 2004, to the Company's Board of Directors.(1) (2)

(d)(1) Agreement and Plan of Merger dated as of September 10, 2004, by and between the Company and First Southern Merger Corp. (included as Annex A to the Company's Proxy Statement) (1).

(f)(1) Section 262 of the Delaware General Corporation Law (included as Annex C to the Company's Proxy Statement) (1).

------------------------
(1) Previously filed.
(2) Supporting schedules filed in paper format pursuant to Rule 202 of Regulation S-T.




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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: February 1, 2005             FIRST SOUTHERN BANCSHARES, INC.


                                    By: /s/ B. Jack Johnson
                                        ---------------------------------------
                                        B. Jack Johnson
                                        President and Chief Executive Officer







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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: February 1, 2005



                                    /s/ B. Jack Johnson
                                    ----------------------------------
                                    B. Jack Johnson


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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: February 1, 2005


                                    /s/ James E. Bishop
                                    ----------------------------------
                                    James E. Bishop





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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: February 1, 2005


                                    /s/ Robert Walker
                                    -------------------------------
                                    Robert Walker





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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: February 1, 2005



                                        /s/ J. Acker Rogers
                                        -------------------------------
                                        J. Acker Rogers




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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: February 1, 2005


                                    /s/ Steve McKinney
                                    ------------------------------
                                    Steve McKinney




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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: February 1, 2005



                                    /s/ Dennis W. Morgan
                                    --------------------------------
                                    Dennis W. Morgan




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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: February 1, 2005


                                    /s/ S. Greg Beadle
                                    ----------------------------
                                    S. Greg Beadle





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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: February 1, 2005



                                    /s/ Roderick V. Schlosser
                                    ---------------------------------
                                    Roderick V. Schlosser




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


                                      EXHIBIT INDEX
                                      -------------


EXHIBIT NUMBER         DESCRIPTION
--------------         -----------

   (a)(1).             Definitive Proxy Statement on Schedule 14A of the Company. (1)

   (c)(1).             Form of opinion of Alex Sheshunoff & Co. (included as Annex B to the
                       Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

   (c)(2).             Valuation Report of Alex Sheshunoff & Co., dated April 5, 2004.(1)

   (c)(3).             Valuation Report of Alex Sheshunoff & Co., dated April 19, 2004.(1)

   (c)(4).             Presentation of Mercer Capital Management, Inc., dated August 16,
                       2004, to the Company's Board of Directors. (1) (2)

   (d)(1).             Agreement and Plan of Merger dated as of September 10, 2004 by and between the Company and First Southern Merger Corp. (included as
                       Annex A to the Company's Proxy Statement filed as part of the
                       Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

   (f)(1).             Section 262 of the Delaware General Corporation Law (included as
                       Annex C to the Company's Proxy Statement filed as part of the
                       Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3). *

-------------------------
*   Incorporated by reference to the Company's Definitive Proxy Statement on
    Schedule 14A filed on December 17, 2004.
(1) Previously filed.
(2) Supporting schedules previously filed in paper format pursuant to Rule 202 of Regulation S-T.





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